FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278 28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated October 28, 2004, entitled, “Mr. Jordi Mercader Miró Appointed Member of Repsol YPF Board of Directors”.

Official Notice

External Relations Office	Paseo de la	Tel. 34 913 488 100
	Castellana, 278-280	34 913 488 000
	28046 Madrid	Fax 34 913 142 821
	Spain	34 913 489 494
www.repsolypf.com

Madrid, 28 October 2004

No. of pages: 1

MR. JORDI MERCADER MIRÓ APPPOINTED MEMBER OF REPSOL YPF BOARD
OF DIRECTORS

Further to the official notice registered yesterday, we wish to inform you that, at the meeting held yesterday, 27 October, this Company’s Board of Directors appointed Mr. Jordi Mercader Miró as an external shareholder board member of the Repsol YPF Board of Directors, proposed by LA CAIXA, shareholder of our company, to cover the vacancy produced by Mr. Alfonso Cortina’s resignation.  The Board also agreed to appoint Mr. Mercader member to the Audit and Control Comission in the place of Mr. Antonio Brufau.  The company has today received notice of Mr. Mercader’s acceptance of this appointments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 29, 2004	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer